Exhibit 99.1

Jaguar Mining Announces Third Quarter 2013 Financial Results

TSX: JAG

TORONTO, Nov. 7, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) today reported a net loss of $13.2 million or $0.15 per fully diluted share for the quarter ended September 30, 2013.  This result compares to a net loss of $21.6 million or $0.26 per fully diluted share in the third quarter of 2012.  The third quarter 2013 result includes an interest expense of $8.6 million, a foreign exchange loss of $0.3 million, and a $0.2 million unrealized non-cash gain on the conversion option embedded in convertible debt (see note 1). Excluding these non-operating items, Jaguar's third quarter result was a net loss of $4.5 million or $0.05 per fully diluted share.

Third Quarter Developments

•	14% increase in gold production totaling 26,300 ounces in Q3 2013 compared to 23,026 ounces in Q3 2012;3% increase in gold sales totaling 24,111 ounces in Q3 2013 compared to 23,307 ounces in Q3 2012;
•	12% decline in cash operating cost reaching $846 per ounce in Q3 2013 versus $963 per ounce in Q3 2012;
•	34% reduction in all-in cost improving from $1,912 per ounce sold in Q3 2012 to $1,264 per ounce sold in Q3 2013;
•	Capital expenditure projection reduced from $28.9 million as disclosed in Q2 2013 to $24.5 million for 2013;
•	$5.1 million cash generated from operating activities in Q3 2013 compared to $2.6 million cash consumed in Q3 2012;
•	Working capital deficiency of $39.9 million as of September 30, 2013;
•	On November 1, 2013, the Company entered into a non-binding term sheet (the "Term Sheet") outlining the terms of a recapitalization and financing transaction with an ad hoc committee (the "Ad Hoc Committee") of noteholders (who represent a majority of the holders of the Company's 4.5% Senior Unsecured Convertible Notes due November 1, 2014 ("4.5% Convertible Notes") and US$103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the "Convertible Notes")) and received support from the Ad Hoc Committee to defer the semi-annual interest payment due November 1, 2013 on the 4.5% Convertible Notes; and
•	16% reduction in headcount in Q3 2013 compared to Q3 2012.

During the third quarter of 2013, Jaguar sold 24,111 ounces of gold at an average realized price of $1,331 per ounce.  This compared to sales of 23,307 ounces of gold at an average realized price of $1,648 per ounce for the same period of 2012.  Average cash operating cost per ounce produced was $847 in the third quarter of 2013 compared to $963 in the third quarter of 2012.  Cash operating margin was $484 per ounce in the third quarter 2013 compared to $685 per ounce in the third quarter of 2012.  The decrease in the Company's average cash operating cost per ounce produced during the third quarter 2013 as compared to the third quarter 2012 was attributable to Jaguar's on-going cost reduction and operational improvement program, reduced headcount at the mining operations and continued focus on reducing dilution and improving safety and productivity.

Commenting on the Company's results, David Petroff, Jaguar's President and CEO stated: "The operating team is continuing to deliver on production and cost guidance set in December 2012.  The focus remains on ensuring safety is a priority, improving operations, and sustaining gains made in the first nine months of 2013 into the future.  The continuing weakness in the price of gold and the high level of debt obligations has caused the Company to double its efforts in examining all sources and uses of cash with a view to reducing and deferring net cash outlays while maintaining the turnaround efforts.  In addition, working towards a restructuring of the convertible debentures has become more urgent. The support from all levels of Jaguar's employees, management and other service providers has been crucial in delivering these results.  Their efforts are greatly appreciated and with such continued engagement we are optimistic that we will be successful going forward."

Summary of Key Financial Results - Consolidated

	Three Months Ended
($ in 000s, except per share amounts)	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011

Gold sales	$32,082	$32,427	$41,170	$36,511	$38,412	$46,535	$50,972	$57,398
Gross profit (loss)	3,496	336	10,382	9,344	5,522	(5,044)	(3,677)	1,817
Net income (loss)	(13,192)	(*)(62,717)	(6,926)	(49,371)	(21,625)	(16,350)	2,809	(33,661)
Basic income (loss) per share	(0.15)	(0.73)	(0.08)	(0.58)	(0.26)	(0.19)	0.03	(0.40)
Diluted income (loss) per share	(0.15)	(0.73)	(0.08)	(0.58)	(0.26)	(0.19)	0.03	(0.40)
Cashflows from operating activities	5,293	(131)	11,071	5,380	(2,600)	572	(6,127)	889
Total assets	441,659	458,129	504,564	503,875	568,162	581,706	654,599	660,666
Total liabilities	369,297	373,999	357,017	350,072	365,200	357,438	413,981	422,857

 (*) Q2 2013 Re-cast.

Key Operating Results - Consolidated

	Three Months Ended
	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011

Tonnes of ore processed (t)	298,000	271,000	265,000	285,000	285,000	351,000	447,000	465,000
Average recovery grade (g/t)(**)	3.06	2.96	3.30	2.76	2.85	2.55	2.42	2.60
Average recovery rate (%)	88%	88%	88%	88%	88%	89%	90%	88%
Gold (ounces)
Produced	26,300	22,503	24,836	21,676	23,026	26,888	31,233	33,397
Sold	24,111	22,920	25,316	21,298	23,307	28,933	30,138	34,157
Average sales price per oz sold	$1,331	$1,415	$1,626	$1,714	$1,648	$1,608	$1,691	$1,680
Cash operating cost (per tonne processed)(*)	$72	$81	$77	$69	$78	$84	$87	$84
Cash operating cost (per ounce produced)(*)	$847	$931	$826	$915	$963	$1,162	$1,268	$1,114
All-in cost (per ounce sold)(*)	$1,264	$1,610	$1,439	$1,607	$1,912	$2,060	$2,377	$2,506

(*) Refer to "Non-IFRS" Performance Measures on page 27 of the Q3 2013 Financial Statements.

Outlook

The Company reiterates 2013 gold production guidance between 85,000 to 95,000 ounces and cash operating costs are expected to be in the range of $950 to $1,100 per ounce (based on an assumed exchange rate of R$/US$ 2.0).  Previously targeted capital expenditures for 2013 are anticipated to be reduced by approximately $12.1 million (by way of deferral to conserve cash), for a revised forecast totaling $24.5 million, of which $10.8 million is expected to be spent at Turmalina (previously targeted $12.7 million) and $12.9 million at Caeté (previously targeted $21.7 million).

The Company expects 2014 gold production in the range of 90,000 to 100,000 ounces.  Cash operating costs are expected to be in the range of $930 to $1,030 per ounce.  Capital expenditures for 2014 are anticipated to be approximately $22 million.  The projections for 2014 are based on an assumed R$/US$ exchange rate of 2.10, an average gold price for the year of US$1,200 and the assumption that the Company can refinance/restructure its current debt and obtain sufficient financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures.

Conference Call Details

Members of the Jaguar senior management team will hold a conference call to discuss the third quarter results and operations on Tuesday, November 12, at 11:00 a.m. EST. The call can be accessed via telephone or webcast.

Live Teleconference Access:

US/Canada Toll-Free Dial-In Number:	(877) 201-0168 with Conference ID: 93095020
International Dial In:	(647) 788-4901 with Conference ID: 93095020

Live audio webcast:

www.snwebcastcenter.com/webcast/jaguarmining/2013q3

Replay:

US/Canada Dial-In:	(855) 859-2056 with Conference ID: 93095020
International Dial-In:	(404) 537-3406 with Conference ID: 93095020

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company's 2013 estimated gold production and cash operating cost.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2012 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Statement of Compliance

As required by applicable Canadian rules, effective the first quarter of 2011, Jaguar has prepared its financial statements in accordance with International Financial Reporting Standards ("IFRS").

Additional details are available in the Company's filings on SEDAR and EDGAR, including Management's Discussion and Analysis of Financial Condition and Results of Operations and Condensed Interim Consolidated Financial Statements for the period ended September 30, 2013.

The following tables contain information for the quarter ended September 30, 2013. The data presented are subject to final adjustment, but are believed to be materially accurate. Jaguar's unaudited interim condensed consolidated financial statements for the period ended September 30, 2013 were filed on SEDAR and EDGAR on November 7, 2013. Readers should refer to those filings for the final unaudited interim financial statements and the associated footnotes which are an integral part of the tables.

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

(Unaudited)	September 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$18,199	$13,856
Inventory	24,358	26,342
Other accounts receivable	7,365	7,983
Recoverable taxes	4,841	9,031
Prepaid expenses and sundry assets	2,971	3,055
Derivatives	-	43
	57,734	60,310
Prepaid expenses and sundry assets	3,131	2,428
Restricted cash	109	609
Assets held for sale	1,347	612
Recoverable taxes	52,424	54,458
Property, plant and equipment	259,006	301,383
Mineral exploration projects	67,908	84,075
	$441,659	$503,875

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$23,508	$29,745
Notes payable	46,184	27,388
Income taxes payable	16,646	15,451
Reclamation provisions	3,958	4,124
Other provisions	7,349	4,796
Deferred compensation liabilities	37	105
Other liabilities	-	20
	97,682	81,629
Notes payable	251,231	240,158
Option component of convertible notes	81	4,458
Deferred income taxes	5,657	6,624
Reclamation provisions	14,533	16,927
Deferred compensation liabilities	56	216
Other liabilities	57	60
	369,297	350,072
Shareholders' equity:
Share capital	371,077	370,043
Stock options	874	2,137
Contributed surplus	17,638	16,015
Deficit	(317,227)	(234,392)
	72,362	153,803
	$441,659	$503,875

JAGUAR MINING INC.

Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of U.S. dollars, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Unaudited)	2013	2012	2013	2012

Gold sales	$32,082	$38,412	$105,679	$135,919
Production costs	(20,456)	(25,183)	(67,245)	(107,833)
Stock-based compensation	5	100	14	443
Depletion and amortization	(8,135)	(7,807)	(24,235)	(31,729)
Gross profit (loss)	3,496	5,522	14,213	(3,200)

Operating expenses:
Exploration	160	730	761	801
Paciência care and maintenance	487	3,126	1,940	3,126
Stock-based compensation (recoveries)	55	427	346	(1,868)
Administration	4,095	5,885	13,067	14,831
Amortization	281	297	861	878
Other	925	795	5,536	1,786
Total operating expenses	6,003	11,260	22,511	19,554
Loss before the following	(2,507)	(5,738)	(8,298)	(22,754)

Gain on derivatives	(57)	(16)	(536)	(130)
Loss (gain) on conversion option embedded in convertible debt	(213)	4,741	(4,377)	(67,011)
Foreign exchange (gain) loss	304	734	3,017	5,245
Accretion expense	444	527	1,336	1,660
Interest expense	8,640	7,177	24,886	21,377
Interest income	(139)	(617)	(652)	(3,039)
Loss (gain) on disposition of property	829	197	3,120	(171)
Impairment of properties	-	-	46,834	47,692
Other non-operating expenses (recoveries)	(174)	2,439	(497)	2,973
Total other expenses	9,634	15,182	73,131	8,596
Loss before income taxes	(12,141)	(20,920)	(81,429)	(31,350)
Income taxes
Current income taxes	818	303	1,819	924
Deferred income taxes (recovery)	233	402	(413)	2,892
Total income taxes	1,051	705	1,406	3,816
Comprehensive loss for the period	$(13,192)	$(21,625)	$(82,835)	$(35,166)

Basic and diluted loss per share	$(0.15)	$(0.26)	$(0.97)	$(0.42)

JAGUAR MINING INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Unaudited)	2013	2012	2013	2012

Cash provided by (used in):
Operating activities:
Net loss and comprehensive loss for the period	$(13,192)	$(21,625)	$(82,835)	$(35,166)
Adjustments to reconcile net earnings to net cash provided by
(used in) operating activities:
Unrealized foreign exchange loss (gain)	(612)	(1,981)	(148)	(3,715)
Stock-based compensation expense (recovery)	50	327	331	(2,311)
Interest expense	8,640	7,177	24,886	21,377
Accretion expense	444	527	1,336	1,660
Deferred income taxes (recovery)	233	402	(413)	2,892
Depletion and amortization	8,416	8,104	25,096	32,607
Provision and loss on disposition of property, plant and equipment	710	2,586	2,934	3,133
Write-down of Paciência inventory	-	-	-	2,394
Impairment of properties	-	-	46,834	47,692
Unrealized loss (gain) on derivatives	-	23	43	(90)
Unrealized loss (gain) on option component of convertible note	(213)	4,741	(4,376)	(67,011)
Reclamation expenditure	(198)	(73)	(281)	(186)
	4,278	208	13,407	3,276
Change in non-cash operating working capital:
Accounts receivable	1,025	-	-	-
Inventory	221	1,854	2,091	5,586
Other accounts receivable	1,601	569	619	(716)
Recoverable taxes	(200)	(2,754)	4,175	(6,781)
Prepaid expenses and sundry assets	(24)	(1,262)	(1,310)	(3,098)
Accounts payable and accrued liabilities	(1,808)	(1,732)	(6,639)	(3,973)
Income taxes payable	877	364	1,195	(961)
Other provisions	(896)	189	2,553	802
Deferred compensation liabilities	(2)	(36)	(79)	(2,304)
	5,072	(2,600)	16,012	(8,169)
Financing activities:
Repayment of debt	(13,049)	(7,196)	(26,735)	(9,415)
Increase in debt	5,478	6,200	45,990	13,200
Decrease in restricted cash	-	500	500	499
Interest paid	(4,307)	(3,229)	(12,785)	(10,223)
Other liabilities	1	1	(23)	(1,707)
	(11,877)	(3,724)	6,947	(7,646)
Investing activities:
Mineral exploration projects	(123)	(973)	(831)	(7,935)
Purchase of property, plant and equipment	(4,668)	(6,781)	(18,548)	(37,795)
Proceeds from disposition of property, plant and equipment	339	187	820	869
	(4,452)	(7,567)	(18,559)	(44,861)

Effect of foreign exchange on non-U.S. dollar denominated
cash and cash equivalents	395	1,938	(57)	6,192
Increase (decrease) in cash and cash equivalents	(10,862)	(11,953)	4,343	(54,484)
Cash and cash equivalents, beginning of period	29,061	31,944	13,856	74,475
Cash and cash equivalents, end of period	$18,199	$19,991	$18,199	$19,991

JAGUAR MINING INC.

Consolidated Statements of Changes in Shareholders' Equity
(Expressed in thousands of U.S. dollars)

	Common Shares		Stock Options		Contributed
(Unaudited)	Shares	Amount	Options	Amount	Surplus	Deficit	Total

Balance as at January 1, 2012	84,409,648	$370,043	4,005,000	$14,207	$3,414	$(149,855)	$237,809
Stock options granted	-	-	1,326,250	319	-	-	319
Vested options expired	-	-	(195,000)	(688)	688	-	-
Vested options expired upon termination	-	-	(1,285,000)	(4,675)	4,675	-	-
Net loss	-	-	-	-	-	(35,166)	(35,166)
Balance as at September 30, 2012	84,409,648	$370,043	3,851,250	$9,163	$8,777	$(185,021)	$202,962

Balance as at January 1, 2013	84,409,648	$370,043	1,836,250	$2,137	$16,015	$(234,392)	$153,803
Shares issued	1,986,708	1,034	-	-	-	-	1,034
Stock options	-	-	277,778	360	-	-	360
Vested options forfeited	-	-	(70,000)	(231)	231	-	-
Vested options expired upon termination	-	-	(440,000)	(1,392)	1,392	-	-
Net loss	-	-	-	-	-	(82,835)	(82,835)
Balance as at September 30, 2013	86,396,356	$371,077	1,604,028	$874	$17,638	$(317,227)	$72,362

Note 1 - Fair Valuation of Derivative Financial Instruments - Option Component of Convertible Notes

IFRS requires that derivative financial instruments be valued on a periodic basis. The option components of the Company's convertible notes are considered derivative financial instruments and are fair valued using the Crank-Nicolson valuation model using inputs, such as volatility and credit spread.

The carrying amount of the option components of the convertible notes was $81,000 at September 30, 2013 (December 31, 2012 - $4.5 million). The change in fair value of $213,000 for the three-months ended September 30, 2013 is shown as a gain on conversion option embedded in convertible debt in the statements of operations and comprehensive loss (period ended September 30, 2012 - $4.7 million loss).

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 21:19e 07-NOV-13